SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: February 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                  -------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X         Form 40-F
                                  ---                  ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes               No  X
                                 ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated February 3, 2003, regarding its completion of a previously announced exchange of its shares.

News Release

For Immediate Release

                        WORLD HEART CORPORATION ANNOUNCES
                               EXCHANGE OF SHARES

OTTAWA, Ontario - February 3, 2003 (TSX: WHT, OTCBB: WHRTF) - World Heart Corporation ("WorldHeart" or the "Corporation") announces that it has completed the exchange, with a labor sponsored venture capital corporation, of 637,000 Series 1 Preferred Shares in a 50% owned research and development corporation, for 637,000 common shares of the Corporation, and a warrant to purchase 637,000 common shares of the Corporation at an exercise price of $6.01. No cash proceeds to the Corporation resulted from this exchange.

On December 20th, 2001, the Corporation announced the closing of the transaction, whereby a labor sponsored venture capital corporation purchased shares of a new research and development corporation for gross proceeds of $3,503,500.

"This exchange reflects the completion of the previously announced transaction," explained Ian Malone, WorldHeart's Chief Financial Officer.

The common shares, and the common shares underlying the warrant, will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available.

Upon completion of the exchange, WorldHeart has 20,950,877 common shares issued and outstanding.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.

For more information, please contact:

Michelle Banning, (613) 226-4278, ext: 2995, or communications@worldheart.com

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


Date: February 3, 2003                  By:      /s/  Ian Malone
                                           -------------------------------------
                                           Name:   Ian Malone
                                           Title:  Vice President Finance and
                                                   Chief Financial Officer